UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CBL & Associates Properties, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

124830878

(CUSIP Number)

Cetus Capital VI, L.P.

Littlejohn Opportunities Master Fund LP

OFM II, L.P.

VSS Fund, LP

8 Sound Shore Drive

Suite 303
Greenwich, CT 06830
(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124830878	Page 2 of 11

1.	Name of Reporting Person: Cetus Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 543,773
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 543,773
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,773
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.70%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)  Based on 32,001,237 shares of the Issuer’s common stock outstanding as of November 6, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2023.

CUSIP No. 124830878	Page 3 of 11

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 133,916
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 133,916
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 133,916
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.42%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)  Based on 32,001,237 shares of the Issuer’s common stock outstanding as of November 6, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2023.

CUSIP No. 124830878	Page 4 of 11

1.	Name of Reporting Person: OFM II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,042,378
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,042,378
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,042,378
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.26%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)  Based on 32,001,237 shares of the Issuer’s common stock outstanding as of November 6, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2023.

CUSIP No. 124830878	Page 5 of 11

1.	Name of Reporting Person: VSS Fund, LP
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 24,535
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 24,535
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,535
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.08%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)  Based on 32,001,237 shares of the Issuer’s common stock outstanding as of November 6, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2023.

CUSIP No. 124830878	Page 6 of 11

Item 1(a).	Name of Issuer:

CBL & Associates Properties, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421-6000

Item 2(a).	Name of Person(s) Filing:

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital VI, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates VI, L.P., a Delaware limited partnership.

(ii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iii) OFM II, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company.

(iv) VSS Fund, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

See the cover page of this filing.

Item 2(e).	CUSIP Number:

124830878.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)            Amount beneficially owned:

CUSIP No. 124830878	Page 7 of 11

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 124830878	Page 8 of 11

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 124830878	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024	Cetus Capital VI, L.P.

By: Littlejohn Associates VI, L.P., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, Manager

Dated: February 6, 2024	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 6, 2024	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 6, 2024	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

CUSIP No. 124830878	Page 10 of 11

EXHIBIT INDEX

Exhibit

Exhibit A: Joint Filing Agreement.

CUSIP No. 124830878	Page 11 of 11

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value per share, of CBL & Associates Properties, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings. The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 6, 2024.

Dated: February 6, 2024	Cetus Capital VI, L.P.

By: Littlejohn Associates VI, L.P., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, Manager

Dated: February 6, 2024	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 6, 2024	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 6, 2024	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory